FORM 4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(   ) Check box if no longer subject to section 16. Form 4
or Form 5 obligations may continue.  See instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(1) of the Investment
Company Act of 1940

1.   Name and Address of Reporting Person
     Chowdry Limited Partnership
     3905 Frontier Park Avenue
     Cheyenne, WY 82001

2.   Issuer Name and Ticker or Trading Symbol

     Atlas Air, Inc. (CGO)

3.   IRS or Identification Number of Reporting
Person, if an
     entity (Voluntary)

4.   Statement for Month/Year
     September 2000

5.   If amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to
Issuer
     (Check all applicable)

     (   ) Director
     ( X ) 10% Owner
     (   ) Officer (give title below)
     (   ) Other (specify below)

7.   Individual or Joint/Group Filing (Check
Applicable Line)
     ( X ) Form filed by One Reporting Person
 (   ) Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired,
Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)
     a)   Common Stock
2.   Transaction Date (Month/Day/Year)
     a)   9/19/00

3.   Transaction Code (Instr. 8)
     a)   S

4.   Securities Acquired (A) or Disposed of
(D)(Instr.3,4 and 5)
          Amount         (A) or (D)          Price
     a)   1,400,000           D
42.50

5.   Amount of Securities Beneficially Owned at
End of Month
      (Instr. 3 and 4)
     a)   7,071,501

6.   Ownership Form: Direct (D) or Indirect
(I) (Instr.4)
     a)   D

7.   Nature of Indirect Beneficial Ownership (Instr.
4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
 * If the form is filed by more than one reporting, see Instruction 4(b)(v)

Table II - Derivative Securities Acquired, Disposed

of, or Beneficially Owned (e.g., puts, calls,

warrants, options, convertible securities)

1.   Title of Derivative Security (Instr.3)

2.   Conversion or Exercise Price of Derivative

Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code (Instr 8)

5.   Number of Derivative Securities Acquired (A) or
Disposed of
     (D) (Instr 3, 4, and 5)

6.   Date Exercisable and Expiration Date
(Month/Day/Year)
     Date Exercisable         Expiration Date

7.   Title and Amount of Underlying Securities
(Instr. 3 and 4)
     Title               Amount or Number of Shares

8.   Price of Derivative Security (Instr.5)

9.   Number of Derivative Securities Beneficially
Owned at End of
     Month (Instr. 4)

10.  Ownership of Derivative Security: Direct(D) or
     Indirect(I) (Instr. 4)

11.  Nature of Indirect Beneficial Ownership (Instr.
4)

Explanation of Responses:

     Chowdry Limited Partnership
     By:  Chowdry, Inc.
          its General Partner
     /s/ Michael A. Chowdry
**Signature of Reporting Person
     Its:  President
     Date: October 2, 2000

**Intentional misstatements of omissions of facts constitute Federal Criminal Violations. See 18
U.S.C. 1001 and 15 U.S.C.78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

HH:748390vl